Crucell Signs PER.C6 License with Targeted Genetics

LEIDEN, The Netherlands, Feb. 14, 2003 (PRIMEZONE) -- Crucell N.V. (Nasdaq:CRXL) announced today that it has signed a non-exclusive PER.C6(TM) license agreement with Seattle-based Targeted Genetics Corporation (Nasdaq:TGEN). Targeted Genetics will evaluate and use PER.C6(TM) for research and development in the field of vaccines and has also received an option for a non-exclusive license to commercialize the resulting vaccines.

Financial terms of the agreement were not disclosed.

Targeted Genetics develops gene therapy products for treating acquired and inherited diseases. The Company has a lead clinical product development program targeting cystic fibrosis and a promising pipeline of product candidates focused on hemophilia, arthritis, cancer and vaccines.

About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat infectious diseases and other conditions. Crucell leverages its patented technologies, PER.C6(TM), AdVac(TM), and MAbstract(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Crucell and DSM Biologics have formed an alliance to develop and produce recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for a HIV vaccine and the National Institutes of Health (NIH) for an Ebola vaccine. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States.

CONTACT:  Crucell N.V.
          Arie Bos, Director Corporate Communications
          +31-(0)71-524 8722
          +31-(0)6-5240-8237 (Mobile)
          a.bos@crucell.com

          Noonan Russo Presence, New York
          Mary Claire Duch
          +1-212-845-4278
          m.duch@nrp-euro.com